Commission File Number 0-21940


                                  FORM 12b-25

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 (Check One):

      [x] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR

      For Period Ended: December 31, 1996

      [_] Transition Report on Form 10-K
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR

      For the Transition Period Ended: ........................................

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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

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PART I.  REGISTRANT INFORMATION
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                               Donnkenny, Inc.
                                 ------------
                          (Full name of Registrant)

          Delaware                                        51-022889
          --------                                        ---------
(state or other jurisdiction of             (I.R.S. Employer Identification No.)
  incorporation or organization)

                                1411 Broadway
                           New York, New York 10018
                                (212) 730-7770
                                --------------
                (address and telephone number of Registrant's
                         principal executive offices)

                               Donnkenny, Inc.
                                1411 Broadway
                           New York, New York 10018
                                (212) 730-7770
                                --------------
          (Name, address and telephone number of agent for service)


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PART II.  RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereon will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III.  NARRATIVE
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The registrant is unable to file the subject annual report on Form 10-K in a timely manner without unreasonable effort or expense due to the following: (i) As previously reported on the Company's Forms 8-K filed October 19 and September 23, 1996, the Company is preparing restatements of certain of its financial statements; (ii) the audit of the Company's 1996 financial statements by its auditors has not been completed; and (iii) the re-audit of the Company's 1995 and 1994 financial statements by its auditors has not been completed.

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PART IV.  OTHER INFORMATION
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(1)   Name and telephone number of person to contact in regard to this notification

              Harvey Horowitz                 (212) 730-7770  (ext.3073)
 ---------------------------------------   ----------------------------------
                  (Name)                         (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                [x] Yes                 [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [x] Yes                 [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects to report a net loss of between $5 million and $7 million for the year ended December 31, 1996. However, the Company is in the process of restating its financial statements for the 1994- 1995 fiscal years. As a result, a portion of such loss may be applicable to those earlier periods.






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                               DONNKENNY, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    March 31, 1997                         By: /s/ Harvey A. Apelle
     --------------------------------              -----------------------------
                                                        Harvey A. Appelle


                                  ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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